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                   [Muldoon Murphy & Aguggia LLP Letterhead]



                                November 15, 2007


VIA EDGAR
---------

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549

                    Re:  Ottawa Savings Bancorp, Inc.
                         Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed March 29, 2007 File No. 0-51367
                         ----------------------------------------------
Dear Mr. Nolan:

         On behalf of Ottawa Savings Bancorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated November 8, 2007, with respect to the Company's Form 10-KSB for the fiscal year ended December 31, 2006 (the "Form 10-KSB"). To aid in your review, we have repeated the staff's comments followed by the Company's responses.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
-------------------------------------------------------

ITEM 308A. CONTROLS AND PROCEDURES, PAGE 42
-------------------------------------------

COMMENT NO. 1

         PLEASE REVISE TO DISCLOSE WHETHER THERE WERE ANY CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE LAST FISCAL QUARTER THAT MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308(c) OF REGULATION S-B.



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John P. Nolan
November 15, 2007
Page 2


RESPONSE TO COMMENT NO. 1

         As requested, the Company has filed today an amended Annual Report on Form 10-KSB for the year December 31, 2006 to correct this omission.

EXHIBITS 31.1 AND 31.2
----------------------

COMMENT NO. 2

         THE OFFICERS' CERTIFICATIONS REFER TO "QUARTERLY REPORT" IN PARAGRAPHS 2, 3 AND 4. PLEASE FILE REVISED, UPDATED OFFICERS CERTIFICATIONS THAT REFER TO THIS "REPORT" CONSISTENT WITH THE SPECIFIC LANGUAGE IN ITEM 601(b)(31) OF REGULATION S-B.

RESPONSE TO COMMENT NO. 2

         As requested, the Company has filed today an amended Annual Report on Form 10-KSB for the year December 31, 2006 to correct this reference.


                                    * * * * *

         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned at (202) 362-0840.

                                     Very truly yours,

                                     MULDOON MURPHY & AGUGGIA LLP

                                     /s/ Edward G. Olifer

                                     Edward G. Olifer


cc: Jon Kranov, Ottawa Savings Bancorp, Inc.